FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2007	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

1	Cryptologic's Quarterly Report for the Period Ending September 30, 2007

2	Form 52-109F2, Certification of Interim Filings, executed by Chief Executive Officer

3	Form 52-109F2, Certification of Interim Filings, executed by Chief Financial Officer

2

EXHIBIT 1

Dear Fellow Shareholders:

CryptoLogic Limited is pleased to report that the company has made further encouraging progress in growing revenues and profits. On November 8, 2007, CryptoLogic reported its results for the three months ended September 30, 2007.

The company posted revenue of $17.5 million and net income of $2.4 million ($2.6 million before minority interest), or $0.19 per fully diluted share. CryptoLogic achieved this top- and bottom-line growth over the second quarter notwithstanding the traditionally slow summer season for Internet gaming.

“CryptoLogic strengthened every part of its business in the third quarter, and this improved our top-line revenue, our bottom-line profit and our competitive position in both Europe and Asia,” said Javaid Aziz, CryptoLogic’s President and CEO. “We unveiled new games, launched new sites, acquired new assets and strengthened CryptoLogic’s relationships with some of the world’s blue-chip gaming and entertainment brands. The result is new stability, profitability and sustainability for CryptoLogic’s growth in the long term.”

CryptoLogic continues to have one of the industry’s strongest balance sheets, ending the quarter with $85.4 million in net cash (1). The reduction from $91.7 million in Q2 resulted from the acquisition of the business of Casino.co.uk, a popular European gaming portal.

Since its last quarterly earnings report, CryptoLogic has adapted to the changed industry landscape with a number of significant actions. These include adding new casino games and new customer sites and making acquisitions and investments in the U.K. and Asia.

Financial Highlights (in millions of US dollars, except per share data)	Three months ended September 30,			Nine months ended September 30,
	2007	2006	% Change	2007	2006	% Change
Revenue	$17.5	$27.7	(36.8%)	$53.3	$85.0	(37.3%)
Charge related to Irish HQ	-	($1.6)	-	($5.7)	($2.6)	119.2%
Earnings	$2.4	$7.2	(66.7%)	$1.3	$23.1	(94.4%)
Earnings per diluted share	$0.19	$0.53	(64.2%)	$0.10	$1.68	(94.0%)
Casino revenue	$11.4	$16.3	(30.1%)	$35.5	$49.2	(27.8%)
Poker revenue	$4.8	$8.3	(42.2%)	$14.9	$27.2	(45.2%)

Highlights:

New customer sites

•	Launched Interpoker German site.
•	Launched Intercasino non-downloadable casinos.
•	Launched World Poker Tour’s casino site.
•	Completed all technical work on Holland Casino’s poker and casino sites, which are now ready to launch.

New game innovations

•	Launched 4 major casino games on licensee sites.
•	Launched 40 “instant play” casino games on licensee sites.

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

•	Secured an exclusive license to create Internet casino games based on Spider-Man and Fantastic Four, the most famous Marvel Super Heroes.
•	Introduced “Pro-View” tables in the poker room.

New acquisitions

•	Acquired, through a subsidiary, Casino.co.uk, a popular gaming portal and related Internet casino and poker room assets – a move that has been immediately accretive to earnings.
•

Subsequent to the quarter’s end, agreed to acquire an initial position in Mikoishi Studios, one of Asia’s best-known game development and design companies, with particular focus on the Asian mobile phone market. CryptoLogic has the option of increasing its stake in Mikoishi in the future.

Corporate initiatives

•	On November 7, 2007, declared a quarterly cash dividend of $0.12 per share.
•	Relocated licensee base to capitalize on the U.K. Gambling Act regulations, and to better meet the needs of prospective new licensees.

Financial Performance

In light of the significant industry-wide impact of the U.S. prohibition of Internet gaming in October 2006, sequential quarter-over-quarter growth and balance sheet strength are more meaningful indicators of relative performance than year-on-year comparisons. Throughout 2007 to date, CryptoLogic has achieved increases in revenue and decreases in operating costs (exclusive of special charges for the establishment of its new headquarters in Ireland) as the company pursues its plan to restore profitability to historic levels.

Total revenue: In the third quarter, CryptoLogic increased its revenue by $1.3 million, or 7.8%, compared with the second quarter, notwithstanding the traditional slowness of the summer season for Internet gaming. This increase is attributable to the impact of new licensee revenue coming on stream.

Earnings and Earnings per Diluted Share: The Company achieved an after-tax profit for the quarter of $2.6 million; following a reduction of $0.2 million due to a post-reorganization minority interest in the company, CryptoLogic’s net earnings were $2.4 million ($0.19 per fully diluted share). This increase is attributable to stronger gaming revenue, continued cost control and tax recoveries in the quarter.

Balance Sheet and Cash Flow: CryptoLogic continued to have one of the strongest balance sheets in the industry, enabling strategic acquisitions to continue in the fourth quarter. Due largely to the acquisition of Casino.co.uk, CryptoLogic ended the quarter with $85.4 million in net cash(1) (comprising cash and cash equivalents, short-term investments and security deposits), or $6.13 per diluted share, a reduction of $6.3 million from the second quarter. The company continues to be debt-free.

CryptoLogic’s working capital at September 30, 2007 was $73.7 million, or $5.29 per diluted share (June 30, 2007: $80.2 million, or $5.72 per diluted share). Cash flow generated by operating activities was $5.5 million in the third quarter, which is consistent with the same period a year ago. The company attributes this change primarily to reduced earnings caused by the U.S. prohibition of Internet gaming.

Outlook

In less than one year since the U.S. prohibition of Internet gaming, CryptoLogic has strengthened its position within its industry and pursued an aggressive plan for growth. The company now enjoys renewed stability and profitability, and is confident in the sustainability of its business and its growth plan.

With 70% of the company’s business already based in Europe a year ago, CryptoLogic was able to capitalize on a wave of opportunities: launching 17 new customer sites, unveiling 13 new games, making three strategic, accretive acquisitions, expanding into Asia and building strong relationships with mainstream gaming and entertainment brands such as Marvel, Playboy and World Poker Tour.

Thanks to a steady increase in revenue and careful management of expenses, the company has returned to profitability despite the depletion of its poker revenue following the U.S. prohibition. CryptoLogic has also maintained a balance sheet that gives the company the strength and flexibility to capitalize on attractive opportunities all over the world.

CryptoLogic anticipates continued revenue and earnings growth through three principal sources:

•

Expanding its core casino and poker business: Exciting new games such as Spider-Man, Fantastic Four and others will continue to drive casino growth, and new liquidity remains the key to growth in poker. Thanks to excellent leverage from CryptoLogic’s robust, scalable technology platform, new licensee revenue goes directly to the bottom line.

•

Diversifying into new territories and products: The Company believes there are significant growth opportunities in new markets, particularly given the growing affluence in Asia. CryptoLogic is also aggressively exploring opportunities in promising new segments of the Internet gaming market, just as it did with poker five years ago.

•

Pursuing strategic, accretive acquisitions. CryptoLogic will see both short- and long-term benefits from its recent acquisitions in Europe and Asia, and the company will continue to be proactive in pursuing opportunities that can deliver value for shareholders.

With continued organic growth and revenue from new customer sites taking effect in the fourth quarter, CryptoLogic expects revenue between $17.5 and $18.5 million, with net earnings between $2 and $3 million. In future, in line with market trends and the practices of European public companies, the company does not intend to provide regular quarterly guidance.

I look forward to keeping our shareholders updated on our progress in the months and years to come.

Respectfully,

Javaid Aziz

President and CEO

November 12, 2007

1) Management believes that Net cash, comprised of cash and cash equivalents, short term investments and security deposits is a useful supplemental measure of performance. However, Net cash is not a recognized measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, Net cash may not be comparable to similar measures presented by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Limited and our subsidiaries are referred collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three and nine months ended September, 30, 2007, and the audited consolidated financial statements and the MD&A of CryptoLogic Inc. for the year ended December 31, 2006 as set out in CryptoLogic Inc.’s our 2006 Annual Report. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2006 year-end MD&A. This MD&A is dated November 8, 2007. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

CryptoLogic is a world-leading and long-standing publicly traded online gaming software developer and supplier serving the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized blue-chip client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are domiciled.

Pursuant to a business reorganization implemented by way of an Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As consideration for the arrangement, CryptoLogic Limited issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these consolidated interim financial statements reflect the financial position, results of operations and cashflows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.. The interest held by CEC shareholders has been presented as minority interest, as required under Canadian GAAP.

OVERVIEW OF RESULTS

Mainly as a result of the industry-wide impact of the Unlawful Internet Gambling Enforcement Act (UIGEA), CryptoLogic’s revenue, earnings and earnings per share decreased in the third quarter of 2007, as compared to the prior year. The effect of the UIGEA was mitigated as a result of the Company’s licensees deriving substantial revenue from non-U.S. based players, however the effect is still significant. Prior to the enactment of the UIGEA passed in October 2006, licensees’ revenue from Europe-based players was approximately 70% of total revenue; now all revenue is from non-U.S. based players. CryptoLogic management had initiated this diversification from the U.S. well prior to the UIGEA enactment. Although revenue was reduced by the UIGEA, costs cannot be reduced by an equal amount and therefore results will improve as revenues grow again and new licensees are added.

Revenue decreased 36.8% for Q3 2007 to $17.5 million (Q3 2006: $27.7 million).

Earnings for the quarter were $2.4 million after minority interest (Q3 2006: $7.2 million). Diluted earnings per share were $0.19 (Q3 2006: $0.53 per diluted share).

CryptoLogic’s balance sheet at September 30, 2007 continued to be strong. Net cash(1 (cash, cash equivalents, short term investments and security deposits) decreased by $43.0 million to $85.4 million at quarter-end, as compared to December 31, 2006 (December 31, 2006: $128.4 million). The decrease in net cash(1) mainly reflects payment for Casino.co.uk ($6.3 million) and Parbet assets ($11.7 million), purchase of capital assets ($11.5 million), dividend payments ($5.0 million) and two significant amounts paid to winners of cumulative jackpot games during the quarter ended June 30, 2007 ($12.1 million). CryptoLogic collects contributions towards these payouts from licensees, and pays players when they win. Each time casino games are played, a preset amount is added to a cumulative jackpot for that specific game. The jackpot is won on a random basis by a player on a licensee website. The Company is liable for funding the jackpot wins and accrues the jackpot amount for all games on a monthly basis. The jackpot provision is reduced when payment is made to a winning player. The provision of $5.8 million for the jackpot at the balance sheet date is included in accounts payable and accrued liabilities.

CryptoLogic’s working capital at September 30, 2007 was $73.7 million, or $5.29 per diluted share (December 31, 2006: $93.8 million, or $6.83 per diluted share). Cash flow used in operating activities was $12.0 million for first nine months of 2007 (Q3 YTD 2006: $35.4 million provided by operating activities). Several factors contributed to the decrease in cash flow from operating activities from Q3 YTD 2006: (a) lower earnings from operations after non-cash items ($18.0 million); (b) higher accounts receivable of $3.2 million; (c) lower accounts payable and accrued liabilities of $27.8 million due to two significant jackpot payouts and the lower jackpot provision; offset by (d) lower prepaid expenses of $3.3 million.

Revenue for the first nine months 2007 decreased 37.3% to $53.3 million (Q3 2006 YTD: $85.0 million).

Earnings for the first nine months of 2007 were $1.3 million or $0.10 per diluted share (Q3 2006 YTD earnings: $23.1 million or $1.68 per diluted share). Of this reduction, $0.41 per diluted share is the result of reorganization costs.

On November 7, 2007, CryptoLogic’s Board of Directors declared a quarterly cash dividend at $0.12 per share, payable on December 14, 2007 to shareholders of record on December 7, 2007.

1) Management believes that Net cash, comprised of cash and cash equivalents, short term investments and security deposits is a useful supplemental measure of performance. However, Net cash is not a recognized measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, Net cash may not be comparable to similar measures presented by other companies.

RESULTS OF OPERATIONS

Revenue

Revenue in the quarter was down 36.8% to $17.5 million (Q3 2006: $27.7 million). On-line casino continued to represent the largest portion of revenues. Revenue for the first nine months of 2007 was down 37.3% to $53.3 million (Q3 2006 YTD: $85.0 million).

Internet casino

Q3 2007 Internet casino revenue increased 11.9% from Q2 2007 to $11.4 million and decreased when compared to prior year (Q3 2006: $16.3 million). Casino fees accounted for 65.3% of total Q3 2007 revenue (Q3 2006: 58.8%). For the year to date, Internet casino revenue decreased 27.8% to $35.5 million and represented 66.6% of total revenue (Q3 2006 YTD: $49.2 million; 57.9% of total revenue). The decline in casino revenue is largely the result of the passage of the UIGEA. In the first quarter of 2007, Casino revenues were increased by $4.5 million as the Company revised its estimates for amounts required to discharge future jackpot payouts. This was accounted for as a change in accounting estimate under Canadian generally accepted accounting principles.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in its online casino site. Such revenue is affected by the number of active players on licensees’ sites and their related gaming activity. In turn, these results are influenced by a variety of factors, including the entertainment value of CryptoLogic-developed casino games, the frequency and success of new offerings and the effectiveness of our licensees’ marketing programs.

Currently, CryptoLogic releases new game packs twice each year. The games in Bonus Pack 11 of our casino software (released in Q2 2007) provided a solid contribution to casino revenue at licensee sites, for the third quarter. Bonus Pack 12 and the introduction of non-download games for a second licensee, were introduced at the beginning of the fourth quarter of 2007 and are expected to be solid business drivers for our casino licensees in the upcoming quarters.

Internet poker

Q3 2007 Internet poker revenue decreased 42.6% to $4.8 million (Q3 2006: $8.3 million), and represented 27.2% of Q3 2007 revenue (Q3 2006: 30.0%). For the year to date, Internet poker revenue decreased 45.2% to $14.9 million and represented 27.9% of total revenue (Q3 2006 YTD: $27.2 million; 32.0% of total revenue). Reduction in Internet poker revenue is mainly due to the exit of Betfair from the poker room at the end of October 2006 and the introduction of the UIGEA at the same time. Poker growth has slowed significantly during 2007, and growth in this area is expected only through the addition of new licensees.

Through WagerLogic, CryptoLogic offers a “virtual” central poker room for its licensees. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity” — rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis.

Other revenue

Other revenue includes fees for software customization and fees for marketing support. Other revenue in Q3 2007 was $1.3 million, or 7.5 % of total revenue (Q3 2006: $3.1 million, or 11.2% of revenue). For the year to date, revenue from other sources was $2.9 million, or 5.5% of total revenue (Q3 2006 YTD: $8.6 million, or 10.1% of revenue). The decrease in both Q2 2007 and year to date results over the comparable periods of 2006 are mainly due to the revenue received in 2006 from the exit agreement with Betfair for which no revenue was received in 2007.

Geographic diversification

CryptoLogic continues to be well-diversified in the key global markets for online gaming. Licensees’ revenue derived from non-U.S. based players accounted for 100% of overall Q3 2007 revenue, as compared to 70% in Q3 2006. The UK and Continental Europe represent the vast majority of this revenue.

Revenue trends

We experience seasonality in our business. Historically the first and fourth quarters of the year have been the Company’s strongest. Players spend less time online during the warmer months. We expect this trend to continue, particularly for the more developed casino market.

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. We believe, however, that continued disciplined execution of our business strategy will contribute to ongoing growth in the future. We expect modest growth in European poker markets during the balance of 2007. Please refer to the Business Outlook section of this MD&A for more details. Revenues from the execution of CryptoLogic’s Asia strategy are also expected to be modest in 2007.

Operating Expense

Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash systems and support costs; customer service expense; and staffing for regulatory compliance.

Operating expense was $11.8 million in Q3 2007 or 67.4% of revenue (Q3 2006: $16.9 million, or 61.0% of revenue). For the year to date, operating expense was $36.7 million or 68.9% of revenue (Q3 2006 YTD: $50.4 million or 59.3% of revenue). In the quarter, the Company recovered $181,000 with respect to scientific research and development (“SRED”) claims. These claims were in respect of 2005 development work that had previously been recorded as operating expense.

Operating expenses have decreased in absolute terms over Q3 2006 and Q3 2006 YTD mainly due to lower compensation costs, software development expense, and lower e-cash processing fees associated with lower revenues and financial transaction levels.

General and Administrative

General and administrative (G&A) expenses were $2.8 million for the quarter (Q3 2006: $1.5 million). The increase in Q3 2007 from Q2 2007 reflects Sarbanes Oxley compliance costs $0.4 million and $0.1 million of professional related to an acquisition that was not completed. Expenses in Q3 2006 decreased due to sales tax recoveries of $0.8 million. For the year to date, G&A expenses were $7.3 million in 2007 and $5.9 million in 2006, due mainly to an increase in professional fees.

Reorganization Costs (2)

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located closer to customers and markets for its products. The following table represents total expenses incurred for the nine month period ended September 30th, 2007 and 2006.

	Nine months ended September 30	Since inception to September 30
	2007	2006	2007

Professional fees	$3,276	$1,129	$4,533
Employee severance	587	1,399	2,529
Employee relocation and recruitment	1,802	88	2,303
Reorganization Charges	$5,665	$2,616	9,365
Payments since inception			(6,892)
Non cash stock option expense			(982)
Included in Accounts payable and accrued liabilities at September 30, 2007			$1,491

(2) Amounts represented under this paragraph are in thousands.

Amortization

Amortization expense was $1.7 million during the quarter and $4.8 million for the nine months ended September 30, 2007 (Q3 2006: $1.0 million; Q3 2006 YTD: $3.4 million). The increase arises mainly from amortization of recently-acquired Parbet assets and continuing capital expenditure programs.

Interest Income

Interest income, comprising interest earned on the Company’s cash and short term investment balances, was $1.3 million in Q3 2007 and $4.7 million for the nine months ended September 30, 2007 (Q3 2006: $2.0 million; Q3 2006 YTD: $5.2 million). The decrease for the quarter was largely the result of lower average cash balances in the quarter, as compared to the prior year before the introduction of the UIGEA.

Provision for Income Taxes

The Income tax recovery for the quarter was $0.2 million and expense of $1.7 million for the first nine months of 2007 (Q3 2006:  $1.3 million expense; Q3 2006 YTD: $4.3 million expense), including amounts for future income tax of $0.3 million in the quarter and $1.4 million for the year to date (Q3 2006: $1K; Q3 2006 YTD: $0.8 million). The income tax provision for the quarter was reduced by movements in exchange rates and certain items that had been provided for in prior periods that ultimately were not taxable. Included in the year to date numbers was a charge of $5.7 million pretax ($5.3 million after tax) for the first half of

2007 related to the Company’s relocation to Ireland, the costs of which are mostly not deductible for tax purposes.

Earnings

Earnings in Q3 2007 were $2.4 million or $0.19 diluted per share (Q3 2006 earnings: $7.2 million, or $0.53 per diluted share). Please refer to revenue and expense sections of this MD&A for variance explanations.

For the nine months ended September 30, 2007, earnings were $1.3 million or $0.10 diluted gain per share (Q3 2006 YTD earnings: $23.1 million, or $1.68 per diluted share).

Summary of Quarterly Results

	Fiscal 2007				Fiscal 2006			Fiscal 2005
(In thousands of US dollars, except per share data)	Q3 07	Q2 07	Q1 07	Q4 06	Q3 06	Q2 06	Q1 06	Q4 05

Revenue	$17,503	$16,244	$19,562	$18,984	$27,690	$30,351	$26,997	$25,061
Casino revenue	11,431	10,216	13,873	9,951	16,250	17,894	15,028	15,520
Poker revenue	4,765	4,986	5,157	6,711	8,300	9,279	9,641	7,912
Interest income	1,322	1,649	1,732	1,931	1,960	1,758	1,443	1,149
Earnings and comprehensive income	2,392	(2,621)	1,484	1,712	7,244	8,194	7,662	5,825
Earnings per share Basic Diluted	0.19 0.19	(0.19) (0.19)	0.11 0.11	0.13 0.12	0.53 0.53	0.60 0.59	0.57 0.56	0.44 0.43
Basic weighted average number of shares (000’s)	12,787	13,901	13,817	13,630	13,601	13,586	13,415	13,363
Diluted weighted average number of shares (000’s)	13,930	14,026	13,963	13,736	13,789	13,851	13,687	13,665

Historically, the first and fourth quarters (during the winter and fall seasons) are the Company’s strongest periods. Revenue in the middle two quarters of the year can slow down as Internet usage moderates in the warmer months, when players spend more time outdoors.

LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic’s financial strength continued to be reflected in its strong balance sheet. At September 30, 2007, net cash (1) was $85.4 million (comprising cash and cash equivalents, short term investments and security deposits), or $6.13 per diluted share (December 31, 2006: $128.4 million, or $9.35 per diluted share). The decrease in net cash(1) of $43.0 million mainly reflects payments for Casino.co.uk ($6.3 million) and Parbet assets ($11.7 million), purchase of capital assets ($11.5 million), dividend payments ($5.0 million) and two significant amounts paid to winners of cumulative jackpot games during the quarter ($12.1 million). The Company continues to be debt-free.

CryptoLogic’s working capital at September 30, 2007 was $73.7 million, or $5.29 per diluted share (December 31, 2006: $93.8 million, or $6.83 per diluted share).

Cash flow used in operating activities was $12.0 million for the nine months of 2007 (Q3 YTD 2006: $35.4 million provided by operating activities). Several factors contributed to the decrease in cash flow from operating activities from Q3 YTD 2006: (a) lower earnings from operations after non-cash items ($18.0 million); (b) higher accounts receivable of $3.2 million; (c) lower accounts payable and accrued liabilities of $27.8 million due to two significant jackpot payouts and the lower jackpot provision; offset by (d) lower prepaid expenses of $3.3 million.

CryptoLogic had at the end of the quarter approximately 12.8 million common shares and approximately 1.2 million stock options outstanding. The Arrangement was approved by the shareholders on May 24, 2007. The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As consideration for the acquisition, the Company issued equivalent amount of CryptoLogic Limited Common Share or exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company, to taxable Canadian residents. CEC had 1.1 million shares outstanding at September 30, 2007. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. The CEC shares can be exchanged for an equivalent amount of CryptoLogic Limited shares at anytime and are accounted for as minority interest. On June 1, 2014 the Company through its subsidiaries will redeem all but not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price which amount will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the Company’s matters. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. The shares of CEC provide those shareholders with the same voting and dividend right as the shares of Limited. No additional shares of CEC will be issued after June 1, 2007 and all stock options will give rise to the issue of additional CryptoLogic Limited shares.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the nine month period ended September 30, 2007, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES, CHANGES IN ACCOUNTING POLICIES AND OFF-BALANCE SHEET ARRANGEMENTS

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2006 as contained in our 2006 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Effective January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets which are measured at fair value and the changes in fair value are recognized in earnings. Accounts receivable and other are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities. The Company had neither available for sale, nor held-to-maturity instruments during the nine months ended September 30, 2007.

Section 3855 requires the Company to identify embedded derivatives that require separation from the host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in earnings in the period the change occurs. The Company has not identified any embedded derivatives that are required to be separated from the host contract.

The Company had no “other comprehensive income or loss” transactions during the nine months ended September 30th, 2007. The adoption of these new sections had no material impact on opening retained earnings.

The Company has reviewed the estimate of amounts required to address jackpot payouts, resulting in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4.5 million in Q1 2007.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from the Company’s MD&A for the year ended December 31, 2006 as contained in our 2006 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

OUTLOOK

While the global online gaming market continues to promise solid growth potential, competition is intensifying for players and market position, particularly in Europe as a result of the industry-wide impact of UIGEA. CryptoLogic’s disciplined execution of a strategy of customer, product and market diversification has contributed to sustained revenue, earnings and cash generation. We remain committed to this focused approach to drive both the organic growth of a core group of high quality international brand-name customers in Internet casino and Internet poker focused on the UK, continental Europe and Asia, and allow for the addition of carefully chosen new, blue-chip licensees. We now have 13 licensees.

In Internet casino, we will continue to deliver an array of new and engaging games to help our licensees refresh their offerings to players, and foster player loyalty. The introduction in Q4 2007 of our Bonus Pack 12 suite of new games, including additional slots and the continued success of Bonus Pack 11 will be solid business drivers for our casino licensees.

In Internet poker, the Company will continue to enhance our poker solution and seek additional licensees to build on the liquidity in our licensees’ central poker room, including the wide choice of games, stake levels and tournaments, around the clock. Poker revenues have stabilized and adding new licensees will be important to create future growth. During Q4 2007, we will continue to add new games and features, further expand our tournament offerings, and enhance the look and feel of the game environment.

Management expects that the industry-wide impact of the UIGEA will result in lower casino and poker revenue and earnings in 2007. By 2009, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

The ability of our licensees to market their sites effectively is key to CryptoLogic’s success. Accordingly, we continue to enhance our back-office solutions that help customers attract, retain, and re-activate players. We will continue to build on our offering of sophisticated business intelligence, data mining and marketing tools, which are helping customers better understand, respond to and serve their players.

In 2007, non-recurring non-deductible expenses associated with the Ireland reorganization will increase the company’s effective rate of tax. Management currently anticipates that this rate will rise from historical levels of 15%, and should approximate historical levels in the latter part of 2008.

Marvel and all related character names and the distinctive likenesses thereof: TM and © 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As at September 30, 2007 (unaudited)	As at December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$ 59,891	$76,940
Security deposits	1,500	1,500
Short term investments	24,000	50,000
Accounts receivable and other	11,920	8,251
Prepaid expenses	8,322	7,027
	105,633	143,718

User funds on deposit	22,638	20,872
Capital assets	25,590	18,106
Other investments (note 8)	500	-
Intangible assets	13,771	48
Goodwill	5,280	1,776
	$ 173,412	$184,520

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 31,122	$47,766
Income taxes payable	850	2,165
	31,972	49,931

User funds held on deposit	22,638	20,872
Future income taxes	3,528	2,133
	58,138	72,936

Minority interest (note 5)	9,226	-
Shareholders’ equity:
Capital stock	33,118	29,096
Stock options	4,808	3,631
Retained earnings	68,122	78,857
	106,048	111,584
Subsequent events (note 15)
	$ 173,412	$184,520

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(In thousands of US dollars, except per share information)
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2007	2006	2007	2006
Revenue	$17,503	$27,690	$53,309	$85,038
Expenses
Operating	11,784	16,893	36,747	50,443
General and administrative	2,843	1,460	7,304	5,944
Reorganization	-	1,617	5,665	2,616
Finance	106	147	299	376
Amortization	1,714	1,039	4,840	3,402
	16,447	21,156	54,855	62,781

Earnings (loss) before under-noted	1,056	6,534	(1,546)	22,257
Interest income	1,322	1,960	4,703	5,161

Earnings before income taxes	2,378	8,494	3,157	27,418
Income taxes:
Current	(507)	1,249	299	3,542
Future	285	1	1,395	776
	(222)	1,250	1,694	4,318

Net earnings before minority interest	$2,600	$ 7,244	$1,463	$23,100

Minority interest	208	-	208	-

Net earnings and comprehensive income	$2,392	$ 7,244	$1,255	$23,100

Earnings per common share
Basic	$0.19	$0.53	$0.10	$1.71
Diluted	$0.19	$0.53	$0.10	$1.68
Weighted average number of shares (‘000s) (note 5(b))
Basic	12,797	13,601	12,748	13,534
Diluted	13,930	13,789	13,863	13,756

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of US dollars)

(unaudited)

	For the nine months ended September 30,
	2007	2006
Retained earnings, beginning of period	$78,857	$73,170
Net earnings and comprehensive income	1,255	7,244
Dividends	(4,869)	(1,632)
Reduction due to minority interest in CEC (note 1)	(7,121)	-
Retained earnings, end of period	$68,122	$78,782

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2007	2006	2007	2006
Cash provided by (used in):

Operating activities:
Net earnings	$2,392	$7,244	$1,255	$23,100
Adjustments to reconcile earnings to cash provided by (used in) operating activities:
Amortization	1,714	1,039	4,840	3,402
Future income taxes	285	1	1,395	776
Minority interest	208	-	208	-
Stock options	719	563	3,179	1,600
	5,318	8,847	10,877	28,878
Changes in operating assets and liabilities:
Accounts receivable and other	(563)	(1,547)	(3,669)	(449)
Prepaid expenses	84	(1,466)	(1,293)	(4,636)
Accounts payable and accrued liabilities	2,751	1,436	(16,644)	11,148
Income taxes payable	(2,051)	(1,604)	(1,315)	444
	5,539	5,666	(12,044)	35,385

Financing activities:
Issue of capital stock	420	362	4,050	2,965
Dividends paid	(1,670)	(1,632)	(5,003)	(4,209)
	(1,250)	(1,270)	(953)	(1,244)

Investing activities:
Acquisition of business and intangible assets	(6,256)	-	(18,028)	-
Purchase of capital assets	(3,829)	(2,061)	(11,524)	(4,027)
Purchase of other investments	(500)	-	(500)	-
Proceeds from sale (cost of acquisition of) short term investments	31,000	(4,451)	26,000	(69,205)
	20,415	(6,512)	(4,052)	(73,232)
Increase (decrease) in cash and cash equivalents	24,704	(2,116)	(17,049)	(39,091)
Cash and cash equivalents, beginning of period	35,187	57,445	76,940	94,420
Cash and cash equivalents, end of period	$59,891	$55,329	$59,891	$55,329

Supplemental cash flow information:
Non cash portion of options exercised	$220	$115	$1,584	$751

The accompanying notes are an integral part of the consolidated interim financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2007

(unaudited)

(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)

1. Basis of Presentation and Re-organization

These consolidated interim financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Pursuant to a business reorganization implemented by way of an Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these consolidated interim financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these consolidated interim financial statements, as required under Canadian GAAP.

These interim consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of Cryptologic Inc. for the year ended December 31, 2006, except as described in Note 2. These interim consolidated financial statements do not contain all annual disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2006, as set out in the 2006 Annual Report.

2. Significant accounting policies - Financial Instruments

Effective on January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments and user funds on deposit, as held-for-trading assets which are measured at fair value and the changes in fair value are recognized in earnings. Accounts receivable and other are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities. The Company had neither available for sale, nor held-to-maturity instruments during the nine months ended September 30, 2007.

Section 3855 requires the Company to identify embedded derivatives that require separation from the host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in earnings in the period the change occurs. The Company has not identified any embedded derivatives that are required to be separated from the host contract.

2007 CryptoLogic Limited Third Quarter Report	15

The Company had no “other comprehensive income or loss” transactions during the nine months ended September 30, 2007. The adoption of these new sections had no material impact on opening retained earnings.

3. Change in Accounting Estimate

During the three months ended June 30, 2007, the Company included the benefit of $1,154 in Operating expense as a result of an adjustment of accrued wages and bonuses that are not expected to be paid out due to reduced levels of current profits. In addition, the Company has reviewed the estimate of amounts required to address jackpot payouts, resulting in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4,473 in the first quarter of 2007.

4. Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. On April 2, 2007 the President and CEO of the Company was issued 500,000 options. The fair value of the options granted in the nine months ended September 30, 2007 and 2006 was made using the Black-Scholes option pricing model using the following weighted assumptions:

	2007	2006

Dividend yield	1.90%	2.00%
Risk-free rate	4.07%	4.25%
Expected volatility	52.0%	55.0%
Expected life of options in years	3.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock option and expense account included in with a corresponding addition to Stock Options in Shareholders’ Equity were as follows:

	Three months ended September 30, 2007	Three Months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006

Operating expense	$719	$563	$2,197	$1,600
Reorganization expense	-	-	982	-

Total option expense	$719	$563	$3,179	$1,600

Contributed surplus is reduced to reflect the exercise of options. The amounts recorded were $220 and $115 in the three months ended September 30, 2007 and 2006, respectively, and $1,584 and $751 in the nine months ended September 30, 2007 and 2006, respectively. The reduction of contributed surplus plus the consideration paid by employees on the exercise of stock options is recorded as Share Capital.

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the CICA recommendations, the Company’s net earnings and earnings per share for 2007 would not have been impacted as all 2002 grants were fully vested prior to January 1, 2007, however, the 2006 periods would have been changed to the following pro forma amounts:

2007 CryptoLogic Inc. First Quarter Report	16

2007 CryptoLogic Limited Third Quarter Report	16

	Three months ended September 30, 2006	Nine months ended September 30, 2006

	As reported	Pro forma	As reported	Pro forma
	(‘000)	(‘000)	(‘000)	(‘000)
Earnings	$7,244	$7,134	$23,100	$22,725

Earnings per share:
Basic	$0.53	$0.52	$1.71	$1.68
Diluted	$0.53	$0.52	$1.68	$1.65

All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc.

5. Share capital

Authorized:

Unlimited common shares

Issued and Outstanding:

	Issued Common Shares
In thousands	Number	Dollar Value	Contributed Surplus	Total
Balance - December 31, 2006	-	-	-	-
Arrangement (Note 1)	12,571	$30,743	$68	$30,811
Shares exchanged (a)	217	1,648	-	1,648
Exercise of stock options	24	659	-	659
Balance - September 30, 2007	12,812	$33,050	$68	$33,118

(a)

As described in note 1, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly-owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at anytime.

As at the time of the re-organization, a total of 12.5 million and 1.3 million shares of CryptoLogic Limited and CEC were outstanding, respectively. Since then, a total of 217 shares of CEC have been exchanged, with the remaining 1.1 million shares of CEC being reflected as minority interest as at September 30, 2007. For accounting purposes, when CEC shares are exchanged the minority interest is reduced by the pro-rata impact of the number of shares, and share capital is increased.

On June 1, 2014 the Company will redeem all but not less than all of the then outstanding CEC Shares for an amount per share equal to the redemption price which amount will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on the Company’s matters.

2007 CryptoLogic Limited Third Quarter Report	17

(b) The following table reconciles the weighted average number of shares - basic to the weighted average number of shares - diluted:

In thousands	Three Months ended September 30, 2007	Nine months ended September 30, 2007	Three Months ended September 30, 2006	Nine Months ended September 30, 2006
Total weighted average number of shares outstanding – basic	12,797	12,748	13,601	13,534
Add dilutive options	18	-	188	222
Add CEC shares	1,115	1,115	-	-
Total weighted average number of shares outstanding – diluted	13,930	13,863	13,789	13,756

Anti-dilutive shares have been excluded from the computation of the diluted EPS as the exercise price exceeded the average market price of common shares for the reporting period.

6. Normal Course Issuer Bid

In September 2006, the Board of Directors approved the renewal of a share purchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,350,000 of the Company’s outstanding common shares for the period commencing September 29, 2006 and ended September 28, 2007. As at September 30, 2007, the Company had not repurchased any shares from the renewed Normal Course Issuer Bid. Currently, the bid has expired and has not been renewed.

7. Financial Instruments

Financial instruments, potentially exposing the Company to a concentration of credit risk, interest rate and foreign exchange risk, consist principally of cash, cash equivalents and short term investments. The Company manages credit risk by investing in cash equivalents and short term investments rated as A and R1 or above. All investments are in cash, bank deposits and bank or government short-term papers.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short term nature of the investments.

In regard to foreign exchange, the Company is to a large degree economically hedged. The Company may engage from time to time in currency hedging, although no hedging has been done in 2007 and 2006.

8. Other Investments

On August 2, 2007 the Company completed an agreement to acquire a minority ownership interest in 568 Network Inc. (“568 Inc.”) for $500. 568 Inc. is a developer and distributor of online casual games to the Chinese market. The agreement enables 568 Inc. and CryptoLogic to establish a new China-based venture that will develop and distribute casual, skill-based games for the local and overseas Chinese-language markets. In consideration for its investment in 568 Inc., CryptoLogic received preference shares with voting rights, redeemable at any time at par. Under terms of the agreement, CryptoLogic is required to make additional investments in 568 Inc. of up to $750 should 568 Inc. achieve certain financial targets. The Company also has the option to increase its ownership interest to a controlling position in 568 Inc. in the future.

2007 CryptoLogic Limited Third Quarter Report	18

9. Intangible assets

On August 22, 2007, the Company acquired 100% of Casino.co.uk, a gaming portal, for cash consideration of $6,256, including $190 related to the costs of acquisition. The acquisition is accounted for using the purchase method of accounting, and on a preliminary basis the Company has determined that the fair value of the intangible asset acquired, being the brand name, is $2,752 and the resulting goodwill is $3,504. The brand name is being amortized over a period of 7 years. Additional amounts of up to $1,275 may be payable if the business achieves certain targets over the period to February 22, 2008. The allocation of the purchase price is preliminary at this time pending finalization of the fair value of net identifiable assets and liabilities acquired.

During the first quarter of 2007, the Company signed an agreement to purchase the poker brand and customer list of Parbet.com, a Norwegian company. The total purchase price paid was $11,771, with $11,367 allocated to the brand and $404 allocated to the customer list. The brand is being amortized over 12 years and the customer list over 5 years.

10.	Reorganization

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located closer to customers and markets for its products.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006	Since inception to September 30, 2007
Professional fees	-	$170	$3,276	$1,129	$4,533
Employee severance	-	1,399	587	1,399	2,529
Employee relocation and recruitment	-	48	1,802	88	2,303
Reorganization Charges	-	$1,617	$5,665	$2,616	9,365
Payments since inception					(6,892)
Non cash stock option expense					(982)
Included in Accounts payable and accrued liabilities at September 30, 2007					$1,491

11. Guarantees

The Company has guaranteed minimum payments for certain intellectual property rights over multiple-year periods, for the amount of $5,365.

12.	Seasonality

Historically, the first and fourth quarters have been CryptoLogic’s strongest periods. Revenue in the second and third quarters may decrease as Internet usage moderates in the warmer months of the year as more people are outdoors.

13. Related party transactions

The Company paid to the law firm in which the Company’s Chairman is a partner $241 and $152 in the three months ended September 30, 2007 and 2006, respectively, and $796 and $379 in the nine months ended September 30, 2007 and 2006, respectively. In addition, there was $44 outstanding as of September 30, 2007 (December 31,2006 : $35)

The Company also paid $56 to a law firm in which one of its board members is a partner in the nine months ended September 30, 2007. There were no comparable amounts paid or outstanding for the year ended December 31, 2006. There was $21 outstanding to this law firm as of September 30, 2007.

14. Comparative figures

Certain of the prior period’s figures have been reclassified for consistency with the current period’s presentation.

2007 CryptoLogic Limited Third Quarter Report	19

15. Subsequent Events

On October 10, 2007 as part of the requirements of the Maltese Lottery Gaming Authority, the Company provided a letter of guarantee of $20 million as a pledge of security against $20 million in player funds. This restricts the Company’s use of these funds.

On November 8, 2007, the Company agreed to acquire an initial position in Mikoishi Studios, one of Asia’s best-known game development and design companies. CryptoLogic has the option of increasing its stake in Mikoishi in the future

2007 CryptoLogic Limited Third Quarter Report	20

EXHIBIT 2

Form 52-109F2- Certification of Interim Filings

I, Javaid Aziz, President and Chief Executive Officer of cryptologic Limited, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of cryptologic Limited (the “Issuer”) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

A.

Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

B.

Designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 12, 2007

/s/ Javaid Aziz

JAVAID AZIZ

President and Chief Executive Officer

CryptoLogic Limited

EXHIBIT 3

Form 52-109F2- Certification of Interim Filings

I, Stephen Taylor, Chief Financial Officer of CryptoLogic Limited, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Limited (the “Issuer”) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 12, 2007

U

/s/ Stephen Taylor

STEPHEN TAYLOR

CHIEF FINANCIAL OFFICER

CRYPTOLOGIC LIMITED